UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-N/A

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
BY FOREIGN BANKS AND FOREIGN INSURANCE
COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES
AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS
OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (“Filer”): Lloyds Banking Group plc

B.	This is (select one):

☐       an original filing for the Filer

☒       an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed

Name of registrant Lloyds Banking Group plc

Form type POSASR                                                                               _____

File Number (if known) 333-231902

Filed by Lloyds Banking Group plc

Date Filed (if filed concurrently, so indicate)  July 15, 2021

D.	The Filer is incorporated or organized under the laws of United Kingdom and has its principal place of business at 25 Gresham Street, London EC2V 7HN, Tel: +44 (0)207 626 1500

E.	The Filer designates and appoints Adriana Maestas, Chief Legal Officer, North America, Lloyds Bank Corporate Markets (“Agent”) located at 1095 Avenue of the Americas, New York, New York 10036, telephone: (212) 930 5007 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission, and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form POSASR filed on July 15, 2021 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.	Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the

City of London                                                      Country of United Kingdom

this 15th                                                              day of  July, 2021

Filer: Lloyds Banking Group plc

By:

/s/ Peter Green

Name: Peter Green

Title: Head of Public Senior Funding & Covered Bonds

This statement has been signed by the following persons in the capacities on the dates indicated.

Name: Adriana Maestas

Title: Authorized Agent for Service of Process in the United States

By:

/s/ Adriana Maestas

Name: Adriana Maestas

Title: Chief Legal Officer, North America, Lloyds Bank Corporate Markets

July 15, 2021